AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 26864
FOR THE QUARTER ENDED MARCH 31, 2004

1)   Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$ 85
FUCO Investment	1,598

Total Aggregate Investment
in EWG's and FUCO's	$1,683

Components of statement of aggregate investment in EWG and FUCO’s are filed under confidential treatment pursuant to Rule 104(b).

2)     Aggregate Investment as a Percentage of the Following Items

	(in millions)%
Total Capitalization	$22,297	*	7.5%
Net Utility Plant	20,873		8.1%
Total Assets	36,235		4.6%
Market Value of Common Equity	13,025		12.9%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)     Consolidated Capitalization Ratio

	(in millions)%
Short-term Debt	$ 326
Long-term Debt	13,767	*

Total Debt	14,093		63.2%

Preferred Stock Subject to Mandatory Redemption	72		0.3%

Preferred Stock Not Subject to Mandatory Redemption	61		0.3%

Common Stock	2,630
Paid-in Capital	4,190
Accumulated Other Comprehensive
Income	(379)
Retained Earnings	1,630

Total Common Equity	8,071		36.2%

Total Capitalization	$22,297		100.0%

* Includes Long-term Debt Due Within One Year.

4)     Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$32.92	Book Value per Share	$20.40
Market-to-book Ratio of Common Stock	161.4%

5)     Analysis of Growth in Retained Earnings

   Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6)    Statement of Revenues and Net Income for each EWG and FUCO

   Statement of revenues and net income for the following EWG’s and FUCO’s are filed under confidential treatment pursuant to Rule 104(b):

      Pacific Hydro Ltd.
      AEP Energy Services Limited
      AEP Energy Services UK Generation Limited
      InterGen Denmark, Aps
      South Coast Power Limited
      Trent Wind Farm, Limited Partnership
      Desert Sky Wind Farm LP